Indaba Capital Management LP One Letterman Drive Building D, Suite 700 The Presidio of San Francisco San Francisco, CA 94129 t 415.680.1180 f 415.680.1181

December 14, 2020

Mr. Mason Holland, Jr., Executive Chairman
Mr. Stephen Swad, President, Chief Executive Officer
Members of the Board of Directors

Benefitfocus, Inc.
100 Benefitfocus Way
Charleston, SC 29492

Dear Mr. Holland, Mr. Swad and Members of the Board of Directors,

We are writing in our capacity as the investment manager for Indaba Capital Fund, L.P. (“Indaba”), owner of 2,427,651 shares of common stock of Benefitfocus, Inc. (the “Company” or “Benefitfocus”), or approximately 7.5% of the outstanding shares, and $50,681,000 principal amount of 1.25% convertible senior notes (the “Notes”), or approximately 22.9% of the outstanding issue.

We accumulated our investment in Benefitfocus because we believe that the Company, while an attractive asset in a healthy end-market, is trading well below its intrinsic value. Since first investing in Benefitfocus, we have sought to privately engage with management to better understand and address this valuation gap. However, based on our due diligence and engagement to date, we have concluded that lax and self-interested oversight from the Company’s Board of Directors (the “Board”) has been the key driver of the Company’s remarkably low valuation.

In our view, the Board’s dismal corporate governance, problematic related party transactions and history of poor operational and strategic execution have adversely impacted the Company’s financial performance, share price performance, and corporate culture. Given the gravity of the issues facing the Company, we believe the only viable path forward is for the disinterested members of the Board to form a special committee, retain an independent financial advisor, and undertake a full review of strategic alternatives, including a good faith sales process. We further believe that in order to ensure the Board faithfully undertake this strategic review, new independent directors need to be immediately appointed to the Board, including representatives identified by Indaba.

Prolonged Share Price Underperformance

➢	Poor Shareholder Returns

The Company’s share price performance versus its self-identified peer group (the “Peer Group”),1 and the Russell 2000 Index, is appalling. The Company’s share price has underperformed on a 1-, 3- and 5-year basis.

 Source: Bloomberg. As of December 11, 2020.

1 Publicly traded peer group constituents, as identified in the Company’s 2020 Proxy Statement filed April 29, 2020: AppFolio, Inc., Castlight Health, Inc., ChannelAdvisor Corporation, Cornerstone OnDemand, Inc., Evolent Health, Inc., Five9, Inc., HealthEquity, Inc., HealthStream, Inc., Inovalon Holdings, Inc., LivePerson, Inc., NIC Inc., Paylocity Holding Corporation, Q2 Holdings, Inc., SPS Commerce, Inc., Upland Software, Inc., Workiva, Inc.

With regard to year-to-date share price performance, as of December 11, 2020, the Russell 2000 Index is approximately +15%, the Peer Group is +39% and Benefitfocus is -38%. The results for shareholders—or lack thereof—speak for themselves.

300%
275%
250%
225%
200%
175%
150%
125%
100%
75%
50%
25%
0%
Benefitfocus
Russell 2000
Peer Average
+163%
CAGR: 39%
+24%
CAGR: 8%
-50%
CAGR: -21%
12/31/2017
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
12/11/2020

Source: Bloomberg. As of December 11, 2020.

➢	Discount to Peers

Benefitfocus’s valuation reflects the disregard with which market participants are viewing the Company. Benefitfocus’s shares trade at less than 30% of the Peer Group average on forward sales estimates for 2020 and 2021.

 Source: Market data and Bloomberg consensus estimates. As of December 11, 2020.

The Company’s persistent underperformance may be the reason why many key shareholders, including Fidelity as well as BlackRock, have either exited or dramatically reduced their ownership of the Company’s shares.

Execution Issues

➢	Revenue Growth Well Below Peers

Over the last several years, Benefitfocus’s revenue growth has materially lagged its Peer Group. Consensus estimates project continuing lagging growth versus the Peer Group in 2021. This disparity becomes even more stark when neutralizing for the impact of COVID-19 this year, by comparing 2021 expectations with 2019 results. Why has the Company been such a consistent underachiever in this important respect?

 Source: Company filings and Bloomberg consensus estimates. As of December 11, 2020.

➢	Depressed Gross Margins

The Company’s gross margins are more than 10% lower than its Peer Group average across 2019 to 2021E. Is there a structural reason that Benefitfocus needs to operate at approximately 80% of its Peer Group on this metric?

 Source: Company filings and Bloomberg consensus estimates. As of December 11, 2020.

➢	Strategic Miscalculations

We believe the Company’s disappointing share price and financial performance, as detailed above, is in part due to the Board’s misguided strategic decisions. In a bid to grow revenue, the Company launched BenefitStore in an effort to disintermediate brokers – the very source of lead generation and end-customer adoption for benefits administration products. This was an unwise strategy from its outset and proved to be highly unsuccessful. Benefitfocus further alienated the broker community by entering into a strategic partnership with Mercer LLC (“Mercer”).

While the Company has unwound these initiatives, such poor strategic decisions cast a long shadow. The Mercer separation continues to be a direct revenue headwind2 and the broker community has not forgotten what then CFO and current CEO, Steve Swad, referred to as its “adversarial relationship” 3 with Benefitfocus. Our research suggests that brokers continue to direct business to competitors, eroding the Company’s market-leading position, a view many of the Company’s analysts share.

“Additionally, we note that brokers not recommending Benefitfocus (brokers recommend the majority of employer deals) is currently the second biggest reason that Benefitfocus loses deals...”
- Jefferies Equity Research, “One Place 2018,” March 22, 2018

➢	Dissatisfied Customers

In the course of our due diligence, we have collected numerous anecdotes from customers, competitors, and brokers which suggest that the Company may find it difficult to procure a list of referenceable clients. It has been called to our attention that customer service has been an issue which exacerbates churn and stalls growth.

➢	Damaged Corporate Culture

Glassdoor analysis versus the Peer Group indicates a substantial underperformance gap across key metrics. This analysis is troubling and suggests a serious cultural problem. Benefitfocus is an outlier in the wrong direction. We find that a lack of emphasis on building a strong corporate culture impairs employee morale, exacerbates employee turnover, gets reflected in poor financial performance and ultimately destroys shareholder value.

Note: Overall Employer Rating on a scale of 0 to 5 (0 being the lowest and 5 being the highest). Recommend to a Friend and Positive Business Outlook percentages represent the percentage of reviewers responding approvingly to the respective prompt.
Source: Glassdoor.com. As of December 11, 2020.

2 Reduction in revenue from Mercer of approximately $9 million in 2019 and $17-18 million in 2020, per Company estimates, as the partnership winds down.
3 Source: Transcript from the Raymond James Technology Investors Conference on December 10, 2019.

Poor Corporate Governance

➢	Management Turnover and Poor Leadership

Since 2015, the Company has had three CEOs and six CFOs, resulting in inconsistent leadership, execution, and messaging. From our review, it does not appear that the Company has ever undertaken a thorough search process using a nationally recognized search firm to find the most qualified CEO. Rather, the Company has promoted each of these CEOs from within, perhaps because the Company has maintained Mason Holland as Executive Chairman, effectively resulting in two CEOs for the Company.

At the CFO level, we note that one of the six CFOs to serve during the past five years, served for only one month. Based on public filings, other members of the management team, including most recently the Company’s Chief Technology Officer, have also left with concerning frequency.

This level of management turnover is obviously disturbing. Hiring a permanent CEO and CFO and retaining key individuals must be one of the Board’s primary focus areas and most fundamental fiduciary responsibilities. Turbulence at the top projects instability and undermines credibility with customers, partners, and shareholders. The Company’s inability to select and retain a qualified CEO or CFO demonstrates the Board’s ineffective oversight and poor succession planning and has likely exacerbated the Company’s depressed valuation.

➢	Lack of Board Independence

The Company’s seven-person Board has two Board members from F5 Networks, Inc.— Ana White and Frank Pelzer. Why would Benefitfocus appoint two directors from a single company with which it shares no discernible industry overlap nor any financial relationship? Even more puzzling is that F5 Networks is not exactly regarded as a model of corporate governance. Per the Wall Street Journal, F5 Networks is itself reportedly facing pressure from activist investor Elliott Management about “ways to boost its lagging share price.”4

As further discussed below, the Company’s largest convertible preferred shareholder, BuildGroup LLC (“BuildGroup”), an investment firm run by long-time Benefitfocus board member Lanham Napier, recently entered into a voting agreement with the Company’s executive chairman, Mason Holland, in which the parties agreed to nominate and vote in favor of each other or their respective designees for election to the Board. This arrangement effectively creates a large voting block on the Board whose interests are likely to diverge from common shareholders.

The Board’s governance profile is also highly problematic. The Board maintains a classified Board, with Board members serving three-year terms rather than annual terms. In addition, Board members can only be removed for cause and shareholders cannot act by written consent, thereby further limiting shareholders’ ability to hold Board members accountable for their poor performance.

We believe the Board has an obvious lack of independence, objectivity and diverse skill set. Accordingly, in order to effectuate a legitimate strategic review process, we believe it will be critical to add new and different voices in the boardroom, including individuals identified by Indaba.

A History of Problematic Related Party Transactions

➢	Conflicts of Interest – Questionable Convertible Preferred Financing

In May of this year, after the Company reported $115 million of cash on the balance sheet and guided free cash flow for 2020 to be a usage of $15 million,5 the Company announced an $80 million convertible preferred investment from BuildGroup. The terms of this investment include an 8% coupon and rights to convert into common equity at $15 per share for a total of 5.3 million shares, 13% of total shares outstanding. These terms strike us as unusually favorable economics for an underleveraged software company that did not appear to have a need for additional cash. In fact, just a few months later in August, the Company revised its free cash flow guidance upward by $30 million.6 Furthermore, in its third quarter earnings release, the Company reported repurchasing almost $19 million in principal value of 1.25% convertible senior notes.7

________________________
4 Source: Wall Street Journal, “Elliott Management Takes Stake in Software Company F5 Networks” published November 8, 2020.
5 Source: First quarter 2020 financial results announcement released on May 6, 2020. Cash flow usage of $15 million represents midpoint of Company guidance of a usage of $10-20 million.

We question the capital allocation decisions that went into raising an equity-dilutive security with an 8% interest rate for a company that did not seem to need capital, only to then use that expensive currency to repurchase deeply out-of-the-money 1.25% convertible notes (convertible at $53.17 per share) at a yield to maturity of just 9%. What would compel the Board to authorize a sale of 13% of the Company to BuildGroup (at $15 per share) for the privilege to borrow at 8% and reinvest at 9% back into the Company’s capital structure for an incremental return of just 1%? Moreover, why was this highly attractive convertible preferred financing – a sweetheart deal – not widely marketed?

Perhaps the answer lies with Executive Chairman, Mason Holland. As noted above, in conjunction with the financing, BuildGroup and Executive Chairman Holland, entered into an agreement to nominate and vote in favor of each other or their respective designees for election to the Board. This voting agreement smacks of entrenchment efforts and raises fiduciary issues that should be scrutinized by the disinterested directors of the Board. At best, this fact pattern does not scan well and these capital allocation decisions constitute alarming conflicts of interest to the detriment of shareholders.

In addition, we find it highly problematic and unusual, particularly absent an immediate need for liquidity, that the Board granted the preferred stockholders voting rights not only with respect to electing two directors, but also on each matter submitted for a vote or consent by the holders of the common stock, including with respect to the remaining Board members. When viewed in combination with the voting agreement described above, we question whether the real motivation for the convertible preferred financing may have been to solidify Chairman Holland and Lanham Napier’s control, rather than being a transaction undertaken in the best interest of all shareholders.

➢	Conflicts of Interest – Corporate Real Estate

In another instance of Board members unfairly benefitting from the Company at the expense of shareholders, Benefitfocus is party to three lease agreements with entities controlled and owned by current executive chairman, Mason Holland, and former CEO Shawn Jenkins. Total payments paid since 2014 and owed through the life of the leases from the Company to these entities amount to approximately $186 million.8 We question the inherent conflicts and misalignment of incentives in these related party transactions. Is the Company able to negotiate market rents with its landlord and extract competitive terms as its needs change when the Company’s landlord is also its chairman of the Board? Why on March 13, 2020, at the height of market and economic uncertainty and as other companies were requesting rent abatement or forgiveness, did the Company prepay nearly $4 million of future 2021 rent to its landlord?9 Further, if the Company was in such a sound financial position as to prepay rent to its chairman/landlord despite market uncertainty, why did it then need additional financing from BuildGroup a mere two and a half months later?

The comparison below of Benefitfocus’s ratio of principal office space to employee count versus its Peer Group highlights our concerns. The price differential is stark in the rent per square foot for the Company’s principal office space versus another Charleston, South Carolina-based public corporation, Blackbaud, Inc. (“Blackbaud”). Like Benefitfocus, Blackbaud is a software provider, but with three times the revenue and six times the market capitalization,10 and is headquartered less than a mile away. Does it stand to reason that Benefitfocus requires 2.2 times the space per employee versus its Peer Group and pays nearly 70% more for its space compared to its larger and more profitable Daniel Island neighbor, Blackbaud? Or is this the result of an abusive transfer of value from shareholders to the Company’s chairman/landlord?

Source: Company filings.

__________________________

6 Source: First quarter 2020 financial results announcement released on May 6, 2020 and second quarter 2020 financial results announcement released on August 5, 2020. Increase of $30 million calculated as the difference between the midpoint of a usage of $10-20 million as disclosed in the first quarter earnings announcement and the midpoint of an inflow of $10-20 million as disclosed in the second quarter earnings announcement.
7 Source: Third quarter 2020 financial results announcement released on November 5, 2020.
8 Source: Company DEF 14As filed April 25, 2014, April 30, 2015, April 22, 2016, April 21, 2017, April 20, 2018, April 19, 2019, and April 29, 2020. Future amounts owed as of December 31, 2019.
9 Source: Form 8-K filed March 19, 2020.
10 Source: 2019 revenue from Blackbaud and Benefitfocus company filings. Market capitalizations as of December 11, 2020.

Source: Benefitfocus and Blackbaud company filings.

* * *

The corporate governance failures that shareholders have suffered are the consequence of a Board that has been a negligent steward of value. We request that the Company form a special committee of independent directors to oversee a strategic alternatives process and that new independent directors be immediately added to the Board, including individuals identified by Indaba who will also serve on such committee. We expect you to seriously consider our concerns and requests and remind you of your fiduciary duty to maximize value for shareholders.

As time is of the essence, we ask that you act urgently and respond to our requests no later than Friday, December 18. Should you fail to do so, we will be forced to address our grievances through more public and affirmative means. Please contact the undersigned to discuss these matters further.

Sincerely,

Derek Schrier Alex Lerner
Chief Investment Officer Partner

Indaba Capital Management, L.P.

Appendix

 Comparable Company Analysis

 Note: Amounts shown in USD in millions except share price.
 Source: Company filings and Bloomberg consensus estimates. As of December 11, 2020.

Revenue Growth

Source: Company filings and Bloomberg consensus estimates. As of December 11, 2020.

Gross Margin

Note: Reflects adjusted gross margins.
Source: Company filings and Bloomberg consensus estimates. As of December 11, 2020.

Corporate Culture

Note: Overall Employer Rating on a scale of 0 to 5 (0 being the lowest and 5 being the highest). Recommend to a Friend and Positive Business Outlook percentages represent the percentage of reviewers responding approvingly to the respective prompt.
Source: Glassdoor.com. As of December 11, 2020.

Real Estate Footprint

Source: Company filings.